Exhibit 99.1

VERTICAL AEROSPACE STRENGTHENS ITS BOARD WITH APPOINTMENT OF THREE NEW DIRECTORS WITH
DEEP CAPITAL MARKETS EXPERTISE

•	James Keith Brown, Kris Haber, and Carsten Stendevad join Vertical’s Board of Directors

•	New directors bring business development expertise, a deep understanding of capital markets, and experience scaling growth-stage companies

•	Appointments build on recent steps to strengthen Vertical’s Board as the company seeks to capitalise on its recent progress and accelerates towards certification and commercialisation

London, UK & New York, USA – 6 May 2025 – Vertical Aerospace (Vertical) [NYSE: EVTL], a global aerospace and technology company that is pioneering electric aviation, today announce the appointment of three highly-accomplished executives to its Board. The new Board members will support driving Vertical’s financial and commercial strategy, as Vertical targets cash break-even in 2030 with a clear path to profitability thereafter.

The new Board members are James Keith (JK) Brown, Kris Haber, and Carsten Stendevad. These appointments are effective as of 30 April 2025 in the case of Mr. Haber, and 14 May 2025 in the case of Mr. Brown and Mr. Stendevad.

Domhnal Slattery, Chairman at Vertical Aerospace, said: "I am delighted to welcome JK, Kris, and Carsten to Vertical’s Board. Combined, they bring decades of deep capital markets expertise, business development experience and proven track records scaling growth-stage companies. 2025 is on track to be a pivotal year for Vertical as we complete our piloted test flight program and move closer to certifying and producing the safest, most comfortable eVTOL on the market.”

James Keith (JK) Brown is a seasoned investment executive with a proven track record of supporting growth-stage firms scale and reach market readiness. He currently serves as a Senior Advisor at Thrive Capital. Mr. Brown was a founding partner at Och-Ziff Capital Management, where he played a central role in taking the firm public in 2007, expanding assets under management from $32bn at the time of the IPO to a peak of $50bn, and overseeing global investor relations and fund strategy. He was also Senior Managing Partner and Head of Operating Committee at Coatue Management, growing assets there from $10bn to over $50bn and previously Managing Director and Head of U.S. Institutional Sales and Relationship Management at Goldman Sachs. He serves as President of the Board of Trustees at the New Museum of Contemporary Art and holds leadership roles across several cultural and educational institutions, including the Lincoln Center Theater and the University of North Carolina.

Kris Haber has more than 33 years’ experience in corporate finance, business development and strategic buildups. He is currently Chief Executive Officer and Founder of Vega Partners, an investment firm that’s led in excess of $3bn in transaction value for a variety of early and growth stage investments and merchant banking opportunities. He holds multiple board seats across the clean energy landscape, including at Standard Carbon, EnergyX, MAG IA and EV Match. Mr. Haber has previously held executive positions at leading investment firms, including as Partner and COO of Investcorp Strategic Capital Group, a division of Investcorp, a $50bn AUM alternative asset management firm and COO of Advent Capital. He also served as President and Global Head of Absolute Return Strategies of Threadneedle, North America, now a division of Columbia Management, a $650bn asset manager and Chairman and Chief Operating Officer of Safanad. Prior to this Mr. Haber was at Lazard for approximately 14 years, within the $250bn asset management division.

Carsten Stendevad is an experienced global finance leader who brings expertise in developing and executing on corporate and financial strategies. He currently serves as Partner and Co-Chief Investment Officer for Sustainable Investing at Bridgewater Associates, as a board advisor to GIC, Singapore’s sovereign wealth fund and chairs the Board of Directors of the Danish Refugee Committee. Mr. Stendevad was previously CEO of ATP, Denmark’s national pension plan with 5 million members and more than $110bn in assets, where he oversaw all investment and operational functions and chaired the investment committee. Earlier in his career, he held leadership roles at Citi, McKinsey, and the Central Bank of Denmark and has served on the boards of Novo Holdings, NOW Pensions, and UNICEF Denmark.

These Board appointments follow the announcement on March 7, 2025 that Eamonn Brennan, former Director General of Eurocontrol, has joined Vertical as an adviser to its Board.

In connection with these appointments, Gur Kimchi stepped down from the Board on 30 April 2025, and Kathy Cassidy will be stepping down from the Board on 14 May 2025, and Vertical’s Board will expand to seven directors.

Mr. Slattery concluded:"I’d also like to thank Gur and Kathy for their service and contributions to Vertical since our 2021 listing. Their leadership, insights, and expertise have played an essential role in helping us build a strong platform for growth and innovation.”

-Ends-

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner and quieter way to travel. Vertical’s VX4 is a piloted, four passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical combines partnering with leading aerospace companies, including GKN, Honeywell and Leonardo, with developing its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of the VX4, with customers across four continents, including American Airlines, Japan Airlines, GOL and Bristow.  Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, the epicentre of the UK’s aerospace industry, Vertical’s experienced leadership team comes from top tier automotive and aerospace companies such as Rolls-Royce, Airbus, GM and Leonardo. Together they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

For more information:

Justin Bates, Head of Communications justin.bates@vertical-aerospace.com +44 7878 357 463

Samuel Emden, Head of Investor Affairs samuel.emden@vertical-aerospace.com +447816 459 904

Forward-Looking Statements

This Press Release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding anticipated Board changes and the new board members’ impact on Vertical and its fundraising efforts, the design and manufacture of the VX4, certification and the commercialization of the VX4 and our ability to achieve regulatory certification of our aircraft product on any particular timeline or at all, Vertical’s cash break-even target date, the features and capabilities of the VX4, business strategy and plans and objectives of management for future operations, including the building and testing of our prototype aircrafts on timelines projected, completion of the piloted test programme phases, selection of suppliers, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation: our limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; our potential inability to raise additional funds when we need or want them, or at all, to fund our operations; our limited cash and cash equivalents and recurring losses from our operations raise significant doubt (or raise substantial doubt as contemplated by PCAOB standards) regarding our ability to continue as a going concern; our potential inability to produce or launch aircraft in the volumes or timelines projected; the potential inability to obtain the necessary certifications for production and operation within any projected timeline, or at all; the inability for our aircraft to perform at the level we expect and may have potential defects; our history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future; the market for eVTOL aircraft being in a relatively early stage; any accidents or incidents involving eVTOL aircraft could harm our business; our dependence on partners and suppliers for the components in our aircraft and for operational needs; the potential that certain strategic partnerships may not materialize into long-term partnership arrangements; all of the pre-orders received are conditional and may be terminated at any time and any predelivery payments may be fully refundable upon certain specified dates; any circumstances; any potential failure to effectively manage our growth; our inability to recruit and retain senior management and other highly skilled personnel; we have previously identified material weaknesses in our internal controls over financial reporting which if we fail to properly remediate, could adversely affect our results of operations, investor confidence in us and the market price of our ordinary shares; as a foreign private issuer we follow certain home country corporate governance rules, are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company; and the other important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 11, 2025, as such factors may be updated from time to time in the Company’s other filings with the SEC.Any forward-looking statements contained in this release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this release whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.